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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing

AUG 3 0 2018

Washington DC

SEC FILE NUMBER
8-69292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/01/17_____ AND ENDING_____06/30/18_____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEG Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. MADISON STREET, SUITE 2410

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz   815-545-9616

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – if individual, state last, first, middle name)

333 W. Wacker Drive, 6th Floor Chicago	Illinois	60606
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Craig Dean_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___AEG Capital, LLC_____ , as of ___June 30_____ , 20 _18_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Date: 8/29/18

_____
Signature

Managing Member
_____
Title

_____
Mary Devereux
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



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Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
AEG Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of AEG Capital, LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engage to perform, and audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

Chicago, Illinois
August 29, 2018

We have served as the Company's auditor since 2016.

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

AEG Capital, LLC

FINANCIAL STATEMENT AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2018

Filed as a Public Document Pursuant to Rule 17a-5(d)(3) of the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

AEG Capital, LLC

Letter of Oath or Affirmation

AEG Capital, LLC

Statement of Financial Condition

June 30, 2018

Assets

Cash	$ 26,678
Other assets	1,058
Total Assets	$ 27,736

Liabilities and Member's Equity

Liabilities

Accrued liabilities	$ 1,536

Member's Equity

Total Member's Equity	26,200
Total liabilities and member's equity	$ 27,736

See notes to financial statements.

AEG Capital, LLC

Notes to Financial Statement

1.   Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

AEG Capital, LLC (the "Company") is a wholly owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective May 2, 2014. The Company conducts business primarily with institutional customers in the private placements of securities. The Company also provides mergers & acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of the Company's financial condition.

AEG Capital, LLC
Notes to Financial Statement

1.   Nature of Operation and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of June 30, 2018.

Revenue Recognition

The Company's primary sources of revenue include (i) fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title; and (ii) investment banking advisory fees. Investment banking advisory fee revenues are recognized upon receipt of the fees, or in the case of private placement fees when the investor's fully funded subscription is accepted by the issuer.

Income Taxes

The Company is a limited liability company, of which the profits and losses are passed through and included in the tax returns of its sole member, AEG Partners. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, Revenue from Contract with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full

AEG Capital, LLC
Notes to Financial Statement

Recent Accounting Pronouncements (continued)

retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

2.   Going Concern

The Company has relied on its Parent, AEG Partners, for financial support since its inception. Management anticipates that the Company will continue to rely on its parent for financial support, which will enable the Company to continue as a going concern. See Note 4: Related Party Transactions.

3.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. At June 30, 2018, the Company's adjusted net capital was $25,142, which exceeded the requirement by $20,142. The aggregate indebtedness to net capital was 0.06 to 1.

4.   Related Party Transactions

The Company and AEG Partners entered into an expense sharing agreement on August 29, 2013 (as amended, the "Management Services Agreement"). AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statements. AEG Partners provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses that are not identified as direct expenses, such as rent utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by AEG Partners and are recorded on the books and records of AEG Partners as applicable. The Company settles the intercompany liability to AEG Partners through a non-cash capital contribution.

AEG Capital, LLC
Notes to Financial Statement

5. Concentrations

For the year ended June 30, 2018, one client accounted for 100% of revenue.

6. Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

7. Subsequent Events

This financial statement was approved by management and available for issuance on August 29, 2018. All known subsequent events have been evaluated through this date.